BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that, in relation to the article published on the Valor Econômico newspaper, as of today, whose headline is “Sinal de alerta no setor de aves e suínos” (“Alert signal in poultry and pork industry” – free translation), it did not estimate nor make, until the present moment, any projection regarding its monthly performance in April and therefore it did not disclose and does not recognize the estimated percentage decrease in sales attributed to the Company, as mentioned in the aforementioned article.

The Company, as stated in the article, “does not comment on speculations and does not recognize the figures referred therein”. Moreover, all relevant, factual, true, and authentic information is subject to press releases or material facts widely published to the market and filed with the capital markets regulators, Comissão de Valores Mobiliários – CVM in Brazil and Securities and Exchange Commission – SEC in the United States of America, which are the appropriate means of communication to disclose this type of information.

The Company reiterates its absolute commitment to transparency, ethics, integrity, and respect before its shareholders and the market in general, making use of the best practices of corporate governance to keep them duly and timely informed about any event or relevant development that impacts the course of its business.

São Paulo, April 08, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.